UNITED STATES
                             SECURITIES AND EXCHANGE
                                   COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13E-3
                                 (Rule 13e-100)


                        RULE 13e-3 TRANSACTION STATEMENT
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)


                            HARVEY ELECTRONICS, INC.
------------------------------------------------------------------------------
                              (Name of the Issuer)

                     Common Stock, $.01 par value per share
------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   417660107
------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

    Joseph J. Calabrese, Chief Financial Officer, Harvey Electronics, Inc.,
         205 Chubb Avenue, Lyndhurst, New Jersey 07071, (201) 842-0078
------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                 With copies to:

              Seth I. Rubin, Esq., Ruskin Moscou Faltischek, P.C.,
        1425 EAB Plaza, East Tower, 15th Floor, Uniondale, NY 11556-1425
                                 (516) 663-6691
 ------------------------------------------------------------------------------


This statement is filed in connection with (check the appropriate box):

[X] a. The filing of solicitation materials or an information statement subject to Regulation 14A (17 CFR 240. 14a-1 to 240. 14b-2], Regulation 14C [17 CFR
     240. 14c-1 to 240.14c-101] or Rule 13e-3(c)  [ss.240.  I 3e-3(c)] under the
     Securities Exchange Act of 1934.
[ ]  b. The filing of a registration statement under the Securities Act of 1933.
[ ]  c. A tender offer.
[ ]  d. None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:[X]

     Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                            Calculation of Filing Fee
-------------------------------------------------------------------------------
   Transaction                                          Amount of filing fee**
   valuation*     $14,000                                      $1.65
-------------------------------------------------------------------------------

* For purposes of calculating the filing fee only, this amount assumes the aggregate cash payment of $14,000 by the Issuer in lieu of fractional shares immediately following a 1-for-10 reverse stock split to holders of fractional shares, all as more fully set forth in the Issuer's Proxy Statement on Schedule 14A (the "Proxy Statement") set forth under the caption "Effect of the Transaction on the Company". The aggregate cash payments equal to the product of the Cash-out price of $1.32 per Pre-Split share and the estimated approximately 10,600 fractional shares that may be cashed out in connection with the Transaction. Capitalized terms used but not defined herein shall have the meanings given to them in the Proxy Statement.

** Determined pursuant to Rule 0-11 as the product of $14,000 and 0.0001177.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously Paid:_______________________________________________________

Form or Registration No.:_____________________________________________________

Filing Party:_________________________________________________________________

Date Filed:___________________________________________________________________


                                  INTRODUCTION

     This Rule 13e-3 Transaction Statement on Schedule 13e-3 (the or this "Schedule 13e-3") is being filed by Harvey Electronics, Inc., a New York corporation (the "Company").

     Prior to the filing of this Schedule 13e-3, the Company filed a preliminary proxy statement (the "Proxy Statement") under Regulation 14A of the Securities Exchange Act of 1934. A copy of the Proxy Statement is attached hereto as Exhibit A. The information in the Proxy Statement, including any annexes thereto, is expressly incorporated by reference herein its entirety and responses to each item are qualified in their entirety by the information contained in the Proxy Statement and any annexes thereto. Capitalized terms used but not defined herein have the meanings given to them in the Proxy Statement.

     All references to subsection in the Items below are to the subsection of the applicable items in Regulation M-A.

Item 1.   Summary Term Sheet.

          The information required by this Item 1 is incorporated by reference to the section set forth in the Proxy Statement under the caption "Summary Term Sheet for the Transaction."

Item 2.   Subject Company Information.

          (a) Name and Address. Harvey Electronics, Inc. is the subject company. Its principal executive offices are located at 205 Chubb Avenue, Lyndhurst, New Jersey 07071 and its telephone number is
               (201) 842-0078.

          (b) Securities. As of September 7, 2005, there were 3,508,584 outstanding shares of Common Stock of the Company.

          (c) Trading Market and Price. The Company's Common Stock is traded on the NASDAQ SmallCap Market under the symbol "HRVE." The following table indicates the quarterly high and low stock prices for each quarter during the past two fiscal years of the Company:


         Fiscal Year 2005                                     High       Low
         ------------------                                   ----       ---
         January 29, 2005                                     $2.70      1.28
         April 30, 2005                                       1.77       1.25
         July 30, 2005                                        1.37       1.09
         October 28, 2005 (through September 19, 2005)        1.38       .82


         Fiscal Year 2004
         January 31, 2004                                     $1.04      $.83
         May 1, 2004                                          1.75        .98
         July 31, 2004                                        1.54       1.00
         October 30, 2004                                     1.38        .98

          (d) Dividends. The Company has paid no dividends on its Common Stock for the last two years. The Company's lender restricts the payment of dividends on the Company's Common Stock. The Company does not expect to pay dividends on Common Stock in the future.

          (e)  Prior Public Offerings. None.

          (f)  Prior Stock Purchases. None.

Item 3.   Identity and Background of Filing Person.

          (a) Name and Address. Harvey Electronics, Inc., the subject company, is the filing person of this Schedule 13e-3. Its principal business offices are located at 205 Chubb Avenue, Lyndhurst, New Jersey 07071 and its telephone number is (201) 842-0078. The directors of the Company are: Michael E. Recca (Chairman), Franklin C. Karp, Joseph J. Calabrese, Jeffrey A. Wurst, Frederic
               J. Gruder, William F. Kenny, III, Nicholas A. Marshall and Ira J. Lamel. The executive officers of the Company are: Franklin C. Karp (Chief Executive and President), Joseph J. Calabrese (Executive Vice President, Chief Financial Officer, Treasurer and Secretary), Michael A. Beck (Vice President of Operations) and Roland W. Hiemer (Vice President of Merchandising).

          (b)  Business and Background of Entities. Not applicable.

          (c) Business and Background of National Persons. With respect to each current officer and director of the Company: The information set forth in the Proxy Statement under the caption "Information Regarding Officers and Directors" is incorporated herein by reference. Each director and executive officer is a citizen of the United States. No executive officer or director has been either (a) convicted in a criminal proceeding during the past five years (excluding traffic violations or similar
               misdemeanors),   or  (b)  a  party  to  any   jurisdictional   or
               administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

          (d)  Tender Offer. Not applicable.

Item 4.   Terms of the Transaction.

          (a) Material Terms. The information set forth in the Proxy Statement under the captions "Summary Term Sheet for the Transaction," "Special Factors," "Risk Factors" and "Other Issues Related to the Transaction" is hereby incorporated by reference.

          (c)  Different Terms. None.

          (d) Appraisal Rights. The information set forth in the Proxy Statement under the caption "Other Issues Related to the Transaction - Dissenters' Rights" is incorporated herein by reference.

          (e) Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the caption "Special Factors - Factors Considered by the Board of Directors".

          (f)  Eligibility for Listing or Trading. Not applicable.

Item 5.   Past Contacts, Transactions, Negotiations and Agreements.

          (a) Transactions. The information set forth in the Proxy Statement under the caption "Certain Transactions" is incorporated herein by reference.

          (b)  Significant Corporate Events. None.

          (c)  Negotiations or Contracts. None.

          (e)  Agreements Involving the Company's Securities. None.

Item 6.   Purposes of the Transaction and Plans or Proposals.

          (b) Use of Securities Acquired. The Company will make a cash payment of $1.32 per share in lieu of issuing fractional shares. The fractional shares will be retired and returned to the status of authorized but unissued shares of the Company's Common Stock.

          (c)  Plans.


               (1)  None.

               (2)  None.

               (3)  None.

               (4) Jeffrey A. Wurst, a current director of the Company, has indicated that he will not stand for re-election to the Board of Directors.

               (5)  None.

               (6) See "Summary Term Sheet for the Transaction" and "Special Factors - Reasons for the Transaction" and "Special Factors -- Effect of the Transaction on the Company" in the Proxy Statement which is incorporated herein by reference.

               (7) See "Summary Term Sheet for the Transaction" and "Special Factors - Reasons for the Transaction" and "Special Factors -- Effect of the Transaction on the Company" in the Proxy Statement which is incorporated herein by reference.

               (8) See "Summary Term Sheet for the Transaction" and "Special Factors - Reasons for the Transaction" and "Special Factors -- Effect of the Transaction on the Company" in the Proxy Statement which is incorporated herein by reference.

Item 7.   Purposes, Alternatives, Reasons and Effects.

          (a) Purposes. The information set forth in the Proxy Statement under the captions "Summary Term Sheet for the Transaction," "Special Factors" and "Other Issues Related to the Transaction" is incorporated herein by reference.

          (b) Alternatives. The information set forth in the Proxy Statement under the captions "Summary Term Sheet for the Transaction," "Special Factors" and "Other Issues Related to the Transaction" is incorporated herein by reference.

          (c) Reasons. The information set forth in the Proxy Statement under the captions "Summary Term Sheet for the Transaction," "Special Factors" and "Other Issues Related to the Transaction" is incorporated herein by reference.

          (d) Effects. The information set forth in the Proxy Statement under the captions "Summary Term Sheet for the Transaction," "Special Factors," "Risk Factors" and "Other Issues Related to the Transaction" is incorporated herein by reference.

Item 8.   Fairness of the Transaction.

          (a) Fairness. The information set forth in the Proxy Statement under the captions "Summary Term Sheet for the Transaction" and "Special Factors - No Opinion of Financial Advisor" is here by incorporated by reference.

          (b) Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the captions "Summary Term Sheet for the Transaction" and "Special Factors - No Opinion of Financial Advisor" is hereby incorporated by reference.

          (c) Approval of Security Holders. The information set forth in the Proxy Statement under the captions "Summary Term Sheet for the Transaction" and "Vote Required" is hereby incorporated by reference.

          (d) Unaffiliated Representative. No director who is not an employee of the Company has retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the Rule 13e-3 transaction and/or preparing a report concerning the fairness of the transaction. The information set forth in the Proxy Statement under the caption "Special Factors - No Opinion of Financial Advisor" is incorporated herein by reference.

          (e) Approval of Directors. The information set forth in the Proxy Statement under the caption "Recommendation of the Board of Directors" is incorporated herein by reference.

          (f)  Other Offers. None.

Item 9.   Reports, Opinions, Appraisals and Certain Negotiations.

          (a) Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the caption "Special Factors - No Opinion of Financial Advisor" is incorporated herein by reference.

          (b) Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the caption "Special Factors - No Opinion of Financial Advisor" is incorporated herein by reference.

          (c) Availability of Documents. The information set forth in the Proxy Statement under the caption "Special Factors - No Opinion of Financial Advisor" is incorporated herein by reference.

Item 10.  Source and Amounts of Funds or Other Consideration.

          (a) Source of Funds. The information set forth in the Proxy Statement under the caption "Special Factors - Effect of the Transaction on the Company" is hereby incorporated by reference.

          (b)  Conditions. None.

          (c) Expenses. The following is an estimate of the costs incurred or expected to be incurred by us in connection with the Transaction. Final costs of the transaction may be more or less than the estimates shown below. We will be responsible for paying these costs. Please note that the following estimate of costs does not include the cost of paying for shares of those stockholders holding fractional shares pursuant to the Transaction.

                 Legal fees                                  $17,500
                 Transfer agent/ADP fees                      20,000
                 Printing/Mailing Costs                       17,500
                 Proxy Solicitor                               6,000
                 Commission Filing Fees                            2
                 Accounting Fees                               6,500
                 Miscellaneous                                 7,500
                 -----------------                           -------
                 Total                                       $75,002

          (d)  Borrowed Funds. None.

Item 11.  Interest in Securities of the Subject Company.

          (a)  Securities  Ownership.  The  information  set  forth in the Proxy
               Statement under the caption "Other Issues Related to the Transaction - Share Ownership of Directors, Officers and Certain Beneficial Owners" is incorporated herein by reference.

          (b)  Securities Transactions. None.

Item 12.  The Solicitation or Recommendation.

          (d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the captions "Recommendation of the Board of Directors" and "Other Issues
               Related to the Transaction - Effect of the Transaction on the Affiliates" is hereby incorporated by reference.

          (e) Recommendations of Others. The information set forth in the Proxy Statement under the caption "Recommendation of the Board of Directors" is incorporated herein by reference.

Item 13.  Financial Information.

          (a)  Financial Statements.

               (1) The information set forth in the Company's annual report on Form 10-K, under the caption "Financial Statements", is incorporated herein by reference.

               (2) The information set forth in the Company's quarterly report on Form 10-Q for the period ended July 30, 2005, under the caption " Financial Statements", is incorporated herein by reference.

               (3) The information set forth in the Company's annual report on Form 10-K, under the caption "Financial Statements", is incorporated herein by reference.

               (4) The information set forth in the Company's quarterly report on Form 10-Q for the period ended July 30, 2005, under the caption "Financial Statements", is incorporated herein by reference.

          (b)  Pro Forma Information.

               (1)  Not applicable.

               (2)  Not applicable.

               (3)  Not applicable.

Item 14.  Persons/Assets, Retained, Employed, Compensated or Used.

          (a) Solicitations or Recommendations. The information set forth in the Proxy Statement under the caption "Solicitation of Proxies" is incorporated herein by reference.

          (b) Employees and Corporate Assets. The information set forth in the Proxy Statement under the captions "Summary Term Sheet for the Transaction" and "Other Issues Related to the Transaction - Effect of the Transaction on the Affiliates" is incorporated herein by reference.

Item 15.  Additional Information

          (b) Other Material Information. The information set forth in the Proxy Statement, including any annexes thereto, is incorporated herein by reference.

Item 16.  Exhibits.

          (a) The Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission prior to the filing of this Schedule 13E-3 is incorporated herein by reference.

          (b)  Not applicable.

          (c)  None.

          (d)  Not applicable.

          (f) The information set forth in the Proxy Statement under the caption "Other Issues Related to the Transaction - Dissenters' Rights" is incorporated herein by reference.

          (g)  Not applicable.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    HARVEY ELECTRONICS, INC.


                                     By: /s/Joseph J. Calabrese
                                         --------------------------
                                         Joseph J. Calabrese
                                         Executive Vice President,
                                         Chief Financial Officer,
                                         Treasurer and Secretary

Dated: September 20, 2005